SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN SEPTEMBER 28, 2004 AND NOVEMBER 4, 2004

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑            Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐            No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED SEPT 28,2004
EX-1.2 PRESS RELEASE DATED OCT 4,2004
EX-1.3 PRESS RELEASE DATED OCT 5,2004
EX-1.4 PRESS RELEASE DATED OCT 5,2004
EX-1.5 PRESS RELEASE DATED OCT 6,2004
EX-1.6 PRESS RELEASE DATED OCT 12,2004
EX-1.7 PRESS RELEASE DATED OCT 19,2004
EX-1.8 PRESS RELEASE DATED OCT 19,2004
EX-1.9 PRESS RELEASE DATED OCT 20,2004
EX-1.10 PRESS RELEASE DATED NOV 4,2004

EXHIBITS

Exhibit	Description
1.1	Press Release dated Sep 28, 2004 Acambis Partners with Ross Systems to Deploy Enterprise Systems for Biopharmaceutical Manufacturing
1.2	Press Release dated Oct 4, 2004 Ross Systems Highlights Customer Achievements at RossWorld 2004 Outlining Framework for Company and Product Direction
1.3	Press Release dated Oct 5, 2004 Ross Systems Showcases its ERP Solutions for Process Manufacturers in the Microsoft Booth at ISA Expo 2004
1.4	Press Release dated Oct 5, 2004 Ross Systems Releases Next Generation of its iRenaissance ERP Suite; Provides Manufacturers with a Complete Operational System of Record
1.5	Press Release dated Oct 6, 2004 CDC Software Strengthens Channel Partnership Focusing on Japanese Enterprises in Greater China
1.6	Press Release dated Oct 12, 2004 chinadotcom’s Portal Unit Launches Exclusive Commercial Website for China’s 10th National Games
1.7	Press Release dated Oct 19, 2004 Pivotal Customers and Partners Convene to Share CRM Experiences, Strategies and Insight
1.8	Press Release dated Oct 19, 2004 Jennmar Corporation Streamlines Operations, Increases Productivity Levels with Ross Systems
1.9	Press Release dated Oct 20, 2004 chinadotcom Appoints President and CEO of CDC Software, Asia Pacific
1.10	Press Release dated Nov 4, 2004 chinadotcom Reports Record Revenues of US$48.3 Million; Revenues Up 123% Year-on-Year and 7% Quarter-on-Quarter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINADOTCOM CORPORATION
By:	/s/ Keith Oliver
Keith Oliver
Chief Financial Officer

Date: November 4, 2004

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated Sep 28, 2004 Acambis Partners with Ross Systems to Deploy Enterprise Systems for Biopharmaceutical Manufacturing
1.2	Press Release dated Oct 4, 2004 Ross Systems Highlights Customer Achievements at RossWorld 2004 Outlining Framework for Company and Product Direction
1.3	Press Release dated Oct 5, 2004 Ross Systems Showcases its ERP Solutions for Process Manufacturers in the Microsoft Booth at ISA Expo 2004
1.4	Press Release dated Oct 5, 2004 Ross Systems Releases Next Generation of its iRenaissance ERP Suite; Provides Manufacturers with a Complete Operational System of Record
1.5	Press Release dated Oct 6, 2004 CDC Software Strengthens Channel Partnership Focusing on Japanese Enterprises in Greater China
1.6	Press Release dated Oct 12, 2004 chinadotcom’s Portal Unit Launches Exclusive Commercial Website for China’s 10th National Games
1.7	Press Release dated Oct 19, 2004 Pivotal Customers and Partners Convene to Share CRM Experiences, Strategies and Insight
1.8	Press Release dated Oct 19, 2004 Jennmar Corporation Streamlines Operations, Increases Productivity Levels with Ross Systems
1.9	Press Release dated Oct 20, 2004 chinadotcom Appoints President and CEO of CDC Software, Asia Pacific
1.10	Press Release dated Nov 4, 2004 chinadotcom Reports Record Revenues of US$48.3 Million; Revenues Up 123% Year-on-Year and 7% Quarter-on-Quarter